Filed Pursuant to Rule 433

Registration Statement No. 333-252947

Pricing Term Sheet

September 6, 2022

Union Pacific Corporation

$900,000,000 4.500% Notes due 2033 (the “2033 Notes”)

$600,000,000 4.950% Notes due 2052 (the “2052 Notes”)

$400,000,000 5.150% Notes due 2063 (the “2063 Notes”)

Issuer:	Union Pacific Corporation

Expected Ratings (Moody’s / S&P / Fitch):	A3/A-/A-*

Principal Amount:	2033 Notes: $900,000,000 2052 Notes: $600,000,000 2063 Notes: $400,000,000

Trade Date:	September 6, 2022

Settlement Date:	September 9, 2022 (T+3)**

Maturity Date:	2033 Notes: January 20, 2033 2052 Notes: September 9, 2052 2063 Notes: January 20, 2063

Interest Payment Dates:	2033 Notes: January 20 and July 20, commencing on January 20, 2023 2052 Notes: September 9 and March 9 commencing on March 9, 2023 2063 Notes: January 20 and July 20, commencing on January 20, 2023

Coupon:	2033 Notes: 4.500% 2052 Notes: 4.950% 2063 Notes: 5.150%

Price to Public:

2033 Notes: 99.661% of Principal Amount, plus accrued interest from September 9, 2022, if any

2052 Notes: 99.335% of Principal Amount, plus accrued interest from September 9, 2022, if any

2063 Notes: 99.283% of Principal Amount, plus accrued interest from September 9, 2022, if any

Yield to Maturity:	2033 Notes: 4.542% 2052 Notes: 4.993% 2063 Notes: 5.193%

Benchmark Treasury:	2033 Notes: 2.750% UST due August 15, 2032 2052 Notes: 2.875% UST due May 15, 2052 2063 Notes: 2.875% UST due May 15, 2052

Benchmark Treasury Price/Yield:	2033 Notes: 95-01 / 3.342% 2052 Notes: 88-09+ / 3.513% 2063 Notes: 88-09+ / 3.513%

Spread to Benchmark Treasury:	2033 Notes: +120 basis points 2052 Notes: +148 basis points 2063 Notes: +168 basis points

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to October 20, 2032 for the 2033 Notes, March 9, 2052 for the 2052 Notes and July 20, 2062 for the 2063 Notes, at the greater of 100% or the make-whole amount at a discount rate equal to the Treasury Rate plus 20 basis points, in the case of the 2033 Notes, 25 basis points, in the case of the 2052 Notes and 25 basis points, in the case of the 2063 Notes, plus, in each case, accrued and unpaid interest to the date of redemption.

Par Call:	At any time on or after October 20, 2032 for the 2033 Notes, March 9, 2052 for the 2052 Notes and July 20, 2062 for the 2063 Notes, at 100% plus accrued and unpaid interest to the date of redemption.

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

CUSIP/ISIN:	2033 Notes: 907818 GB8 / US907818GB82 2052 Notes: 907818 GC6 / US907818GC65 2063 Notes: 907818 GD4 / US907818GD49

Denominations:	$1,000 x $1,000

Concurrent Debt Offerings:	The Issuer is concurrently offering the 2033 Notes, the 2052 Notes and the 2063 Notes.

Joint Book-Running Managers:	BofA Securities, Inc. Barclays Capital Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Senior Co-Managers	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Truist Securities, Inc.

BNY Mellon Capital Markets, LLC

Fifth Third Securities, Inc.

Loop Capital Markets LLC

R. Seelaus & Co., LLC

Mischler Financial Group, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: We expect that the 2033 Notes, the 2052 Notes and the 2063 Notes (collectively, the “Notes”) will be delivered against payment therefor on or about September 9, 2022, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes on the date of pricing should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. (toll-free) at 1-800-294-1322 or dg.prospectus_requests@bofa.com, Barclays Capital Inc. (toll-free) at 1-888-603-5847, U.S. Bancorp Investments, Inc. (toll-free) at 1-877-558-2607 or Wells Fargo Securities, LLC (toll-free) at 1-800-645-3751. This pricing term sheet supplements, and should be read in conjunction with, the Issuer’s preliminary prospectus supplement dated September 6, 2022 and the accompanying prospectus dated February 10, 2021 and the documents incorporated by reference therein.

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